Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 1, 2024

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 247 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 4, 2024, with respect to the registration statement of the YieldMax™ Target 12 Semiconductor Income ETF, YieldMax™ Target 12 Biotech and Pharma Income ETF, YieldMax™ Target 12 Energy Income ETF, YieldMax™ Target 12 Real Estate Income ETF, YieldMax™ Target 12 Tech and Innovation Income ETF and YieldMax™ Target 12 Big 50 Income ETF (each a “Fund,” together the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement. Unless noted otherwise in the comment, each comment applies globally to each Fund. The Trust notes that an additional comment was provided on October 4, 2024 which the Trust responded to in correspondence on October 24, 2024.

In addition, the Trust notes that it has determined to revise each Fund’s name as shown in the following chart to better reflect the Funds’ strategies, particularly through the inclusion of the word “Option”:

Old Name	New Name
YieldMax™ Target 12 Semiconductor Income ETF	YieldMax™ Target 12™ Semiconductor Option Income ETF
YieldMax™ Target 12 Biotech and Pharma Income ETF	YieldMax™ Target 12™ Biotech & Pharma Option Income ETF
YieldMax™ Target 12 Energy Income ETF	YieldMax™ Target 12™ Energy Option Income ETF
YieldMax™ Target 12 Real Estate Income ETF	YieldMax™ Target 12™ Real Estate Option Income ETF
YieldMax™ Target 12 Tech and Innovation Income ETF	YieldMax™ Target 12™ Tech & Innovation Option Income ETF
YieldMax™ Target 12 Big 50 Income ETF	YieldMax™ Target 12™ Big 50 Option Income ETF

Prospectus

1.	Please supplementally provide the Staff with a completed Fee Table for each Fund pre-effectively and describe how Other Expenses were reasonably estimated for the current fiscal year.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. In addition, the Trust responds supplementally by confirming that “Other Expenses” were estimated based on anticipated expenses to be incurred by each Fund during its initial fiscal period, and that 0.00% in Other Expenses reflects the fact that each Fund is expected to pay only its unitary management fee during this period.

2.	With respect to the Principal Investment Strategies section:
a.	please revise to describe what is meant by “defined income” and how that relates to the stated objective of seeking current income.
b.	In the “Equity Strategy” section, please expand the disclosure either in the summary section or item 9 section to include more information regarding the process followed by the Sub-Adviser in selecting underlying securities or ETFs and its initial and ongoing monitoring of the equity strategy portfolio.
c.	In the “Options Strategies” section, regarding the 12% annual income level disclosure, please revise to add a statement immediately following it that there is no guarantee that the Fund will achieve its targeted income from options or other sources in any given year. Please also supplementally confirm whether the Sub-Adviser will periodically assess the reasonableness of the target number (i.e., 12%) and will update the disclosure promptly in the event achieving such target becomes unlikely or unreasonable given market conditions.
d.	Please confirm in correspondence whether all options contracts, whether on underlying securities or on ETFs and whether traditional or synthetic, will be covered options.
e.	For each series focused on a particular sector or industry, please provide a more robust definition, including examples, of each sector or industry described for purposes of the 80% test and overall description of investment strategy.
f.	Provide a more detailed description of the indices to be tracked by the passively managed ETFs that will serve as a reference asset for options contracts.

Response: Revisions have been made to the Funds’ principal investment strategies to address this comment and provided to the Staff under separate cover.

In addition, with respect to sub(c), the Trust responds supplementally by confirming that the Sub-Adviser will periodically assess the reasonableness of the target number (i.e., 12%), and confirms that the disclosure will be updated to the extent achieving such target becomes unlikely or unreasonable given market conditions.

In addition, with respect to sub(d), the Trust responds supplementally by confirming that all options contracts, whether on underlying securities or on ETFs and whether traditional or synthetic, will be covered options.

In addition, with respect to sub(e), the Trust directs the Staff to each applicable Fund’s 80% test as well as its related industry or sector risk factor which already provides a robust description of the types of companies in which the Fund will invest as well as the related risks of the applicable industry or sector. Accordingly, the Trust respectfully declines to make revisions associated with this comment.

3.	With respect to the Principal Investment Risks section:
a.	The “Distribution Risk” disclosure says each Fund seeks to provide monthly income, each investment objective says the Fund seeks current income, and each Fund’s strategy describes an annual income target. Revise to reconcile these disclosures.
b.	“Money Market Instrument Risk” does not have related disclosure in the strategy section. Remove this risk or revise the strategy disclosures accordingly.
c.	Regarding “Energy Sector Risk” on page 20, it’s drafted from perspective of conventional areas of the sector, but the YieldMax™ Target 12 Energy Income ETF’s objective includes newer sources of energy, such as solar. Tailor this risk to cover all applicable parts of the energy sector.

Response: Revisions have been made to the Funds’ principal investment risks to address this comment and provided to the Staff under separate cover.

4.	In correspondence, please explain how the Funds’ concluded that only the semiconductor, biotech and pharma, and real estate focused series would concentrate their investments, whereas the tech and innovation and energy series would not be concentrated. In the explanation, describe what factors or data the Funds used or relied upon in classifying industries or groups of industries, for the purposes of complying with concentration policies.

Response: The Trust responds supplementally by confirming that the Funds’ anticipated portfolios were evaluated against GICS’ classification methodologies with each Fund’s concentration policy provided to the Staff under separate cover.

5.	Please disclose the expected percentage range of a Fund’s portfolio that will consist of underlying securities held directly versus synthetically.

Response: The Trust confirms that language has been added to the Prospectus indicating that each Fund will, under normal circumstances, invest directly in equity securities.

6.	Clarify in the “Options Strategy” section whether options contracts used will be only on underlying securities held directly or if they are also used on those held synthetically. Explain the mechanics of options entered into on synthetic underlying security holdings.

Response: The Trust confirms that each Fund will use the options strategies on positions it holds directly as well as those it holds synthetically. The Trust further confirms that the mechanics for implementing its options strategies is substantially similar regardless of whether a position is held directly or synthetically. Explanatory language has been added to the Prospectus.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

Appendix A

YieldMax™ Target 12TM Semiconductor Option Income ETF

YieldMax™ Target 12TM Biotech & Pharma Option Income ETF

YieldMax™ Target 12TM Energy Option Income ETF

YieldMax™ Target 12TM Real Estate Option Income ETF

YieldMax™ Target 12TM Tech & Innovation Option Income ETF

YieldMax™ Target 12TM Big 50 Option Income ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.99%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315